

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2021

Randy Simpson
Chief Executive Officer
Orion Acquisition Corp.
767 3rd Avenue, 11th Floor
New York, NY 10017

      Re: Orion Acquisition Corp.
          Form S-1 filed February 12, 2021
          File No. 333-253081

Dear Mr. Simpson:

     We have reviewed your registration statement and have the following comments.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed February 12, 2021

Our Company, page 2

1.   Reference is made to the statement that you have "partnered with Halle Capital Management." If material please file the agreement with Halle Capital Management. If you do not believe it is a material contract, please provide the staff with a copy of the agreement.

Our amended and restated certificate of incorporation will designate the Court of Chancery...,, page 44

2.   You state here that the Court of Chancery and the federal district court for the District of Delaware shall concurrently be the sole and exclusive forums for claims under the Securities Act. We note that Section 12.1 of Exhibit 3.2 indicates that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Act. Please revise so that the prospectus disclosure is consistent with the exhibit.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction